

February 9, 2011

T J Jesky
EZJR, Inc.
2235 E. Flamingo, Suite 114
Las Vegas, Nevada 89119

      Re: EZJR, Inc.
               Registration Statement on Form 10
               Amended January 26, 2011
               File No. 000-53810

Dear Mr. Jesky:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Business History, page 3

1.   We note your response to prior comment 1; however, it remains unclear how shares of the target existed for your shareholders to purchase if those shares ceased to exist in the merger. It is unclear how this purchase by your shareholders is consistent with the cancellation of the target shares as you describe on page 29. Please revise or advise.

Special Note to All Investing Shareholders, page 4

2.   We note your revisions in response to prior comment 3; however, your disclosure merely states the intentions of the "affiliated shareholders" and does not provide the disclosure requested in the prior comment. Specifically, you have not described in your disclosure:

- the extent to which your affiliates typically transfer their ownership or control of their companies;
- the timing of that transfer relative to when the company begins generating substantial revenue or enters into a new business;
- the extent to which a transfer of control provides an incentive for those who were affiliates before the transfer to sell their shares;
- the potential material effect on the market price of the registrant's securities as a result of such sales;
- how your affiliates profit from their involvement with such registrants; and
- the risk that you will be found to be subject to Rule 419.

In addition, we note your response to the final bullet point listed above. However, that bullet point requested disclosure alerting investors to the risk that subsequent transactions may be subject to Rule 419 – not that the current Exchange Act registration statement is subject to Rule 419. Therefore, we reissue the comment.

Risk Factors, page 10

3.   Please tell us how you confirmed that your disclosure in response to the last sentence of prior comment 2 is now complete and current.

Affiliated Companies, page 27

4.   We note your response to prior comment 4. Please state clearly the "Business Strategy" that was disclosed in Generic Marketing Services' original registration statement as it was declared effective.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

T J Jesky
EZJR, Inc.
February 9, 2011
Page 3

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Dennis Hult at 202-551-3618 or in his absence, Kaitlin Tillan, Assistant Chief Accountant at 202-551-3664 if you have questions regarding comments on the financial statements and related matters. Please contact Jay Mumford at (202) 551-3637 or me at (202) 551-3617 with any other questions.

Sincerely,

Russell Mancuso
Branch Chief

cc (via Fax): Thomas C. Cook, Esq.